Rec'd 3/12/02



U.S. SE 02007819 OMMISSION

RECD S.E.C.

MAR 1 2 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-51327

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FINISH LINE TRADING GROUP, L.L.C.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

440 S. LASALLE STREET - 25TH FLOOR
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD FRIEDMAN (312) 663-8374
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - - if individual, state last, first, middle name)

LEAF, DAHL AND COMPANY, LTD.

6160 N. CICERO AVENUE, SUITE 410 CHICAGO ILLINOIS 60646
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, RICHARD FRIEDMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINISH LINE TRADING GROUP, LLC as of DECEMBER 31 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OFFICIAL SEAL
CHARMAINE M LEONETTI
NOTARY PUBLIC, STATE OF ILLINOIS

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (loss)
- [ ] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINISH LINE TRADING GROUP, L.L.C.

AUDIT REPORT

FOR THE YEARS ENDED

DECEMBER 31, 2001 AND 2000



FINISH LINE TRADING GROUP, L.L.C.

CONTENTS OF AUDIT REPORT

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

LEAF, DAHL AND COMPANY, LTD.

Certified Public Accountants

6160 NORTH CICERO AVENUE • CHICAGO, ILLINOIS 60646

INDEPENDENT AUDITORS' REPORT

To The Members
FINISH LINE TRADING GROUP, L.L.C.
Chicago, Illinois

We have audited the accompanying statements of financial condition of

FINISH LINE TRADING GROUP, L.L.C.

as of December 31, 2001 and 2000 and the related statements of members' equity, earnings, cash flows and the supplementary schedule on page eight for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, together with explanatory notes thereto presents fairly, in all material respects, the financial position of Finish Line Trading Group, L.L.C., as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000, in conformity with generally accepted accounting principles.

Leaf, Dahl & Co., Ltd.

FEBRUARY 6, 2002

FINISH LINE TRADING GROUP, L.L.C.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000
(See Independent Auditors' Report)

ASSETS

	2001	2000
Cash and Cash Equivalents (NOTE 2)	$ 5,705	$ 10,397
Marketable Securities, At Market Value (Cost $500,170 and $554,005 in 2001 and 2000, respectively)	515,030	475,290
Total Assets	$520,735	$485,687

LIABILITIES AND MEMBERS' CAPITAL

	2001	2000
CURRENT LIABILITIES:		
Due to Broker	$151,580	$ 49,882
MEMBERS' CAPITAL (EXHIBIT IA)	$369,155	$435,805
Total Liabilities and Members' Capital	$520,735	$485,687

(THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS)

EXHIBIT IA

FINISH LINE TRADING GROUP, L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(See Independent Auditors' Report)

Members' Capital at January 1, 2000	$ 917,909
Net (Loss) (EXHIBIT II)	(482,104)
Members' Capital at December 31, 2000	$ 435,805
Net (Loss) (EXHIBIT II)	(66,650)
Members' Capital at December 31, 2001	$ 369,155

(THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS)

FINISH LINE TRADING GROUP, L.L.C.

STATEMENTS OF EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(See Independent Auditors' Report)

	2001	2000
INVESTMENT INCOME:		
Realized Gains From Securities	$109,424	$ 274,647
Unrealized Gains (Losses) on Securities	14,860	(78,715)
Dividend and Interest Income	2,015	5,224
Total Investment Income	$126,299	$ 201,156
OPERATING EXPENSES:		
Bank Service Charges	$ 230	$ 122
Donations	100	100
Dues and Fees	15,246	12,955
Holiday Expense	700	600
Insurance	4,625	4,179
Interest Expense	6,061	4,106
Licenses	325	325
Management Fees	73,000	522,000
Miscellaneous Trading Expenses	3,790	7,556
Office Expense	558	1,460
Professional Fees	7,441	5,287
Quotation Services	4,168	3,894
Seat Lease	32,695	64,912
State Replacement Tax	-	1,545
Trading Commissions and Fees	43,407	53,754
Utilities	603	465
Total Operating Expenses	$192,949	$ 683,260
NET (LOSS)	$(66,650)	$(482,104)

(THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS)

FINISH LINE TRADING GROUP, L.L.C.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(See Independent Auditors' Report)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (Loss) (EXHIBIT II)	$(66,650)	$(482,104)
Adjustments to Reconcile Net (Loss) to Net Cash Provided (Used) by Operating Activities:		
Changes In Assets and Liabilities:		
(Increase) Decrease in Marketable Securities	(39,740)	134,491
Decrease in Due from Broker	-	41,657
Increase in Due to Clearing Brokers	101,698	49,882
Net Cash (Used) by Operating Activities	$ (4,692)	$(256,074)
NET DECREASE IN CASH AND CASH EQUIVALENTS	$ (4,692)	$(256,074)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,397	266,471
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 5,705	$ 10,397

(THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS)

FINISH LINE TRADING GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange. The Company was organized as a Limited Liability Company, in 1998, under the laws of the State of Illinois. The Company is engaged in the trading of securities and does not transact public customer accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

FAIR VALUE OF FINANCIAL INSTRUMENTS

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted price. Securities not readily marketable are valued at fair value as determined by management.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be a cash equivalent.

FEDERAL AND STATE INCOME TAXES

The Limited Liability Company is not a taxable entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Income from the Limited Liability Company is taxed directly to the members. However, the Limited Liability Company is subject to state and local income taxes in various jurisdictions.

LEAF, DAHL AND COMPANY, LTD.

Certified Public Accountants

6160 NORTH CICERO AVENUE • CHICAGO, ILLINOIS 60646

To The Members
FINISH LINE TRADING GROUP, L.L.C.
Chicago, Illinois

Our audits of the basic Financial Statements for the years ended December 31, 2001 and 2000 presented in the preceding section of this report were made for the purpose of forming an opinion on such Financial Statements taken as a whole. The amended supplemental information, as required by the Securities and Exchange Commission, is presented for purposes of additional analysis.

Such information which is the reponsibility of the Company's management, has been subjected to auditing procedures applied in the examination of the basic Financial Statements including examining on a test basis evidence supporting the amounts and disclosures, and, in our opinion, is fairly stated in all material respects in relation to the basic Financial Statements for the years ended December 31, 2001 and 2000 taken as a whole.

The amended "Computation of Net Capital Under Rule 15c3-1" has been revised to reflect a reduction in Net Capital of $16,952, resulting from "Undue Concentration". This reduction, in our opinion, is not material in relation to the financial statements taken as a whole.

FEBRUARY 6, 2002

Leaf, Dahl and Company, Ltd.

FINISH LINE TRADING GROUP, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001 AND 2000
(See Independent Auditors' Report)

	2001	2000
NET CAPITAL:		
Total Members' Capital (EXHIBIT IA)	$369,155	$435,805
HAIRCUTS ON SECURITIES:		
Trading Securities	87,018	74,215
Undue Concentration	15,300	16,952
Total Haircuts on Securities	$102,318	$ 91,167
Net Capital	$266,837	$344,638
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required	$100,000	$100,000
Excess Net Capital at 1.0000 Percent	$100,000	$100,000
Excess Net Capital	$166,837	$244,638

The Company does not transact public customer accounts and is therefore not required to complete this schedule